NEVSUN RESOURCES LTD. Annual and Special General Meeting Held on April 27, 2005 Report on Voting Results

In accordance with Section 11.3 of National Instrument 51-102, the following are the voting results from the annual and special general meeting of shareholders of Nevsun Resources Ltd. (the “Company”) held on April 27, 2005:

Matter Voted On	Voting Results
Appointment of KPMG LLP as the Company’s auditor	KPMG LLP was appointed as auditor
Remuneration of the auditor to be fixed by the Company’s directors.	The resolution was approved.
Election of the Directors	All nominees proposed by management were elected.
Deletion of the pre-existing company provisions under the Business Corporations Act (British Columbia)	The special resolution was approved.
Adoption of New Articles	The special resolution was approved.
Proposed alteration of authorized capital to create an unlimited number of Preferred shares without par value.	The special resolution was not approved.
Amendment to Incentive Share Option Plan	The resolution was approved.